Exhibit 21.1

Subsidiaries of the Registrant

The Registrant has the following subsidiaries which, except as indicated, do business under their legal names:

NAME	PLACE OF INCORPORATION/ORGANIZATION
Ambulatory Infusion Therapy Specialist, Inc.	Texas
Doctors Practice Management, Inc.	Texas
Dynacq Healthcare, Inc.	Cayman Islands
Sino Bond Inc. Limited	Hong Kong
Vista Community Medical Center, LLP d/b/a Surgery Specialty Hospitals of America – Southeast Houston Campus	Texas
Vista Healthcare, Inc.	Texas
Vista Holdings, LLC	Louisiana
Vista Hospital of Baton Rouge, LLC d/b/a Vista Surgical Hospital of Baton Rouge	Louisiana
Vista Hospital of Dallas, LLP d/b/a Vista Hospital of Dallas	Texas
Vista Land and Equipment, LLC	Texas
Vista Medical Management, LLC	Louisiana